Via EDGAR

January 26, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Jagged Peak Energy Inc.

Registration Statement on Form S-1
File No. 333-215179

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 24, 2017, in which we requested that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on January 26, 2017, or as soon as practicable thereafter. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance in this matter.

Very truly yours,

JAGGED PEAK ENERGY INC.

By:	/s/ Christopher I. Humber
Name:	Christopher I. Humber
Title:	Executive Vice President, General Counsel & Secretary

cc:                                Joseph N. Jaggers, Jagged Peak Energy Inc.

Robert W. Howard, Jagged Peak Energy Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.